UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 5)

                    Under the Securities Exchange Act of 1934

                             Tel-Save Holdings, Inc.
                             -----------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    879176195
                                 --------------
                                 (CUSIP Number)

                                 Daniel Borislow
                                 6805 Route 202
                               New Hope, PA 18938
                                 (215) 862-1500
                -------------------------------------------------
                 (Name, Address, and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                  June 15, 1998
             ------------------------------------------------------
             (Date of Even Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                               (Page 1 of 4 Pages)

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CUSIP No. 879176105        13D                                 Page 2 of 4 Pages
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1) NAME OF REPORTING PERSON                                      Daniel Borislow
--------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
      (a)       [ ]
      (b)       [ ]

--------------------------------------------------------------------------------
3) SEC USE ONLY

--------------------------------------------------------------------------------
4) SOURCE OF FUNDS:                                                          N/A

--------------------------------------------------------------------------------
5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS

   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]

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6) CITIZENSHIP OR PLACE OF ORGANIZATION                                     U.S.
--------------------------------------------------------------------------------
NUMBER OF             7)  SOLE VOTING POWER                          11,249,000*
SHARES                ----------------------------------------------------------
BENEFICIALLY          8)  SHARED VOTING POWER                         8,806,526
OWNED BY              ----------------------------------------------------------
EACH                  9)  SOLE DISPOSITIVE POWER                     11,249,000*
REPORTING             ----------------------------------------------------------
PERSON WITH           10) SHARED DISPOSITIVE POWER                    1,200,000

--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED                               20,055,526
    BY EACH REPORTING PERSON
--------------------------------------------------------------------------------
12) CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES                                                           [ ]
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON:                                                 IN
--------------------------------------------------------------------------------

* Subject to the  restrictions  previously  described in Item 5 of this Schedule
  13D.


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                                                               Page 3 of 4 Pages

     This Amendment No. 5 amends Item 5 of the Schedule 13D of the Reporting Person. Capitalized terms used herein without definitions have the meanings set forth in the Reporting Person's Schedule 13D as amended by Amendments No. 1 to 4 thereto.

Item 5.  Interest in Securities of the Issuer.

-------  -------------------------------------

     Item 5(c) is hereby amended as follows:

     (c) On June 15, 1998, solely for estate tax planning purposes, the Reporting Person transferred 4,000,000 shares of Common Stock to a trust (the "Trust"), the sole trustee of which is George P. Farley (the "Trustee"). The Trust is required to make payments over a three year period to the Reporting Person and then distribute any remainder to the Reporting Person's children. The Trustee has sole power to vote and dispose of the shares of Common Stock that the Reporting Person transferred to the Trust. The Reporting Person disclaims any beneficial ownership in the Common Stock held by the Trust

     On June 24, 1998, the Company as part of the settlement of certain litigation and other matters, repurchased 450,000 shares and cancelled 315,000 shares of Common Stock that had been deposited in a voting trust over which the Reporting Person exercised voting power as the trust's voting trustee.

                                                               Page 4 of 4 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 25, 1998

                                                     /s/ Daniel Borislow
                                                     -------------------
                                                         Daniel Borislow